NO ACT
P.E 3-28-03
1-13971

03019528

March 28, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act: 34
Section:
Rule: 13a-14
Public Availability: 3-28-03

Re: Merrill Lynch Depositor, Inc.
Incoming letter dated March 28, 2003

Based on the facts presented in your letter, it is the view of this Division that Merrill Lynch Depositor, Inc. ("Depositor") and issuers with substantially similar assets and structures who comply with the Exchange Act reporting requirements in the same manner are in compliance with the certification requirements of Rules 13a-14 and 15d-14 of the Exchange Act of 1934, as applicable, if they provide a certification in the exact form of the certification provided in your letter. Additionally, for transactions that close on or before June 30, 2003, it is the view of this Division that if there is no requirement in the governing transactional documents of the issuer for the preparation of a report by an independent public accountant regarding the trustee's compliance with its obligations, these issuers are in compliance with the certification requirements notwithstanding the fact that they file a certification that does not include paragraph five. For transactions that close after June 30, 2003, all certifications must include paragraph five, regardless of the requirements in the transactional documents.

We confirm our understanding that "similar agreement" in the revised staff statement refers to the transactional documents described in your letter that define the obligations of the parties. Further, we confirm our understanding that "similar procedure" in paragraph five of the certification would include an examination report by an independent public accountant in compliance with established or stated criteria as set forth in the professional standards of the American Institute of Certified Public Accountants.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require a different conclusion.

Sincerely,

Carol M. McGee
Special Counsel

CRGH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2003

Robert Evans III
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022-6069

Re: Merrill Lynch Depositor, Inc.

Dear Mr. Evans:

In regard to your letter of March 28, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SHEARMAN & STERLING

FAX: 212 848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, NY 10022-6069
212 848-4000

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WRITER'S DIRECT NUMBER:
(212) 848-8830

WRITER'S EMAIL ADDRESS:
revans@shearman.com

March 28, 2003

Ms. Carol McGee
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 0309
Washington, D.C. 20549

Merrill Lynch Depositor, Inc.:
Proposed Form of Certification of Securities Exchange Act Reports

Dear Ms. McGee:

We are writing to confirm our discussions with you relating to the certification under Section 302 of the Sarbanes-Oxley Act of reports filed by Merrill Lynch Depositor, Inc. (the "Depositor") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These Exchange Act reports are filed by the Depositor in relation to its offerings of asset-backed securities in the form of trust certificates pursuant to a Registration Statement on Form S-3 (the current Registration Number is 333-88166).

Specifically, we request the staff's written confirmation that the use by the Depositor of the form of certification attached to this letter would be acceptable for the purpose of compliance by the Depositor with its obligations under Section 302 of the Sarbanes-Oxley Act and Exchange Act Rules 13a-14 and 15d-14.

I. Background

General Description of Trust Certificates and Obligations of the Trustee and the Depositor

Each series of trust certificates is issued by a separate trust and is sold pursuant to a Registration Statement. The underlying securities, which are investment-grade rated bonds or trust preferred securities, are deposited into the trust by the Depositor. To date, each trust has only held securities of one series of securities of a single issuer. The payments made to trust certificateholders typically consist solely of distributions of principal payments and interest payments received by the trustee as a holder of the underlying securities. The trust certificateholders own all of the beneficial interest in the assets of the trust (i.e., the underlying securities). The underlying securities are not managed by the trustee. If, prior to maturity of the underlying securities, there is:

1. An event of default under the Trust Agreement (as defined below);

2. A redemption or other unscheduled repayment of the underlying securities;

3. The underlying securities issuer ceases to file Exchange Act reports with the SEC; or

4. The trust terminates in accordance with its terms,

the trustee either distributes the underlying securities to the trust certificateholders or liquidates the underlying securities and distributes the proceeds to trust certificateholders, as specified in the Trust Agreement.

The obligations of the trustee and the Depositor are set out in the Standard Terms for Trust Agreements dated February 20, 1998 (the "Standard Terms"). The Standard Terms are supplemented for each offering of trust certificates by a Series Supplement that is entered into between the Depositor and the trustee (the Standard Terms and the Series Supplements are hereinafter referred to as the "Trust Agreements").

Under the terms of the Trust Agreements, the obligations include:

Depositor:

- Arranging for the deposit of the underlying securities with the trustee;

- Payment of the trustee's fees and expenses; and

- Filing of the periodic reports required by the Exchange Act with the SEC and providing copies of those reports to the trustee.

Trustee:

- Collection and distribution to the trust certificateholders of payments on the underlying securities;

- Establishment of separate accounts for the benefit of trust certificateholders for the purposes of distributing amounts received on the underlying securities;

- Provision of notice to trust certificateholders of any events relating to the underlying securities that require a vote of holders of the underlying securities and requesting instructions from the trust certificateholders as to how the trustee should vote; and

- Provision of reports to trust certificateholders and the Depositor with respect to several matters, including:

  - within five business days after a distribution date, a report including the information described below under the heading "Background – *Basis of Exchange Act Reporting for the Depositor* – Form 8-K"; and

  - an annual report to the trust certificateholders, which consolidates the foregoing information.

This description of the obligations under the Trust Agreements is a brief summary. More detailed information regarding the Trust Agreements is set out in the Registration Statements and the Standard Terms, both of which are on file with the SEC.

Basis of Exchange Act Reporting for the Depositor

Consistent with the guidance provided by the SEC staff to asset-backed issuers in Corporate Asset Backed Corporation, SEC No-Action Letter, 1995 (August 9, 1995), the Depositor complies with its obligations under Section 13 of the Exchange Act as follows:

1. Form 8-K

For each series of trust certificates, the trustee prepares and forwards to certain persons (including trust certificateholders and the Depositor), within five business days after a distribution date for the relevant series of trust certificates, a statement setting forth the following information in respect of the period since the previous distribution date:

- Details of the amounts of principal, interest and premium received by the trustee;

- Details of any amounts received or paid by the trust in respect of any derivative transactions;

- The amount of compensation paid to the trustee;

- Any information that is reasonably necessary to enable trust certificateholders to calculate their federal income tax liability;

- The amount of the distribution made to trust certificateholders which is allocable to principal, interest and premium (if any);

- In the case of a series of floating rate certificates, the floating pass-through rate applicable to that series of trust certificates;

- The aggregate amount of any advances made by the trustee;

- The aggregate stated principal amount, current interest rate and rating of the underlying securities; and

- The aggregate stated amount of outstanding trust certificates[1].

The Depositor files each distribution report with the SEC on Form 8-K, as soon as practicable, and in any event, with 15 days after receipt of the distribution report from the trustee.

2. Form 10-K

The Depositor also files an annual report with the SEC on Form 10-K for each trust within 90 days after the end of each fiscal year of the Depositor. The reports on Form 10-K have been modified from the form required by Rule 13a-1 under the Exchange Act and include the following information:

- Details of any legal proceedings with respect to the trust (Item 3);

- A description of the submission of any matters to a vote of trust certificateholdes (Item 4);

- The number of holders of the trust certificates and details of the market for the trust certificates (Item 5);

- Details of the ownership of certain beneficial owners of the trust certificates in circumstances where the depositary ceases to hold the trust certificates and definitive trust certificates are issued (Item 12 (a));

- Details of certain relationships and related transactions involving the trust (Item 13); and

- The inclusion or incorporation, as exhibits to the Form 10-K, of the distribution reports prepared by the trustee for the relevant year and that were required to be delivered to trust certificateholders for that trust (Item 14).

3. Form 10-Q

No Form 10-Qs have been filed in connection with any of the trusts. Any information that would typically appear in a Form 10-Q that a trust is required to report has been and will continue to be reported on a Form 8-K as set forth above.

---

[1] The extent to which all of this information is included in a Form 8-K for a given trust will vary depending on the type of assets included in that trust. To date, no trusts have issued floating rate notes, held any collateral, entered into any derivative transactions or made any advances. Therefore, to date, no information relating to these types of transactions has been included in a Form 8-K.

II. Analysis

Certification of Disclosure in Companies' Quarterly and Annual Reports

Under Section 302 of the Sarbanes-Oxley Act, principal executive and financial officers are required to certify information contained in an issuer's quarterly and annual reports. In recognition of the difficulties asset-backed issuers would have in complying with the rules established for certification of quarterly and annual reports, the Division of Corporation Finance released a statement on August 29, 2002 and a revised statement on February 21, 2003 providing guidance to asset-backed issuers regarding the certification requirements.

Specific Issues Regarding Certification of Periodic Reports by the Depositor

The obligations of the Depositor and the trustee in relation to the trust certificates are fairly simple and their involvement in the administration of the trust and the trust assets is largely passive. As a result, and as described below, we request written confirmation that the use of the proposed form of certification attached to this letter would be acceptable for the purpose of compliance by the Depositor with its obligations under Section 302 of the Sarbanes-Oxley Act and Exchange Act Rules 13a-14 and 15d-14.

The information included by the Depositor in its Exchange Act reports is limited to the information described above under the heading "Background – *Basis of Exchange Act Reporting for the Depositor* – Form 8-K". In addition, in circumstances where the underlying securities issuer ceases to file Exchange Act reports, the trustee either distributes the underlying securities to the trust certificateholders or liquidates the underlying securities and distributes the proceeds to trust certificateholders, as specified in the trust agreement.

Furthermore, we note that paragraph 5 of the proposed form of certification included in Revised Corp Fin Statement re: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 assumes that an independent public accountant conducts a review of the servicer's compliance with its obligations. There is no requirement in the Trust Agreements for the preparation of a report by an independent public accountant regarding the Depositor's compliance with its obligations. Therefore, we propose that paragraph 5 will not be included in the certification for any trust that does not require the preparation of such reports.

If independent public accountants' reports are required for future trusts, we would propose the preparation of examination reports prepared by an independent public accountant in compliance with established or stated criteria as set forth in the professional standards of the American Institute of Certified Public Accountants. This is consistent with the SEC staff's position in a letter issued to Coopers & Lybrand L.L.P. dated March 7, 1997.

III. Conclusion

Based on the above analysis, we request that you provide written confirmation that the Depositor's approach to the reporting requirements of the Exchange Act is acceptable and that the following certification would be acceptable for the purpose of compliance by the

Depositor with Section 302 of the Sarbanes-Oxley Act and Exchange Act Rules 13a-14 and 15d-14, including confirmation that:

- the term "similar agreement" in the proposed form of certification would include the agreements that set out the rights and obligations of the parties involved in the transactions described in this letter;
- the words "or similar procedure" in paragraph 5 of the proposed form of certification would include an examination report prepared by an independent public accountant in compliance with established or stated criteria as set forth in the professional standards of the American Institute of Certified Public Accountants.

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K, and all reports on Form 8-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of [identify issuer];

2. Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3. Based on my knowledge, the distribution or servicing information required to be provided to the depositor by the trustee under the pooling and servicing, or similar, agreement, for inclusion in these reports is included in these reports;

4. I am responsible for reviewing the activities performed by the depositor and the trustee under the pooling and servicing, or similar, agreement and based upon my knowledge and the annual compliance review required under that agreement, and except as disclosed in the reports, the depositor and trustee have each fulfilled its obligations under that agreement; and

5. The reports disclose all significant deficiencies relating to the compliance by the trustee and the depositor with the minimum servicing or similar standards based upon the report provided by an independent public accountant, after conducting a review in compliance with the Uniform Single Attestation Program for Mortgage Bankers or similar procedure, as set forth in the pooling and servicing, or similar, agreement, that is included in these reports.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: [name of the servicer, sub-servicer, co-servicer, depositor or trustee].

Date: ________________

____
[Signature]
[Title]

We look forward to your response and if you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-8830.

Very truly yours,

/s/ Robert Evans III

cc: Mr. Barry N. Finkelstein
(Merrill Lynch Depositor, Inc.)